SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AGBA Group Holding Limited

(Name of Issuer - as specified in its charter)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G01212102

(CUSIP Number)

TAG Holdings Limited

AGBA Tower

68 Johnston Road

Hong Kong SAR

+852 3601 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TAG Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	☐ (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”) of AGBA Group Holding Limited (f/k/a AGBA Acquisition Limited) (the “Issuer”), a British Virgin Islands company. The address of the principal executive offices of the Issuer is AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong SAR.

Item 2. Identity and Background.

This Statement is being filed by TAG Holdings Limited (the “Reporting Person”), a British Virgin Islands company. The Reporting Person’s principal business is holding interests in subsidiaries that offer financial management and fintech services. The business address for the Reporting Person is AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong (SAR).

During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Acquisition of Securities in SPAC Transaction:

AGBA Acquisition Limited (“Legacy AGBA”), AGBA Merger Sub I Limited (“Merger Sub I”), AGBA Merger Sub II Limited (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), TAG International Limited (“B2B”), TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited (“Fintech”), and the Reporting Person entered into that certain Business Combination Agreement, dated November 3, 2021, as amended by that certain Amendment to the Business Combination Agreement, dated November 18, 2021, that certain Amendment No. 2 to the Business Combination Agreement, dated January 4, 2022, that certain Amendment No. 3 to the Business Combination Agreement, dated May 4, 2022, and that certain Business Combination Agreement Waiver and Amendment, dated October 21, 2022 (the “Business Combination Agreement”), pursuant to which Merger Sub I merged with and into B2B, and Merger Sub II merged with and into Fintech, effective November 14, 2022 (collectively, the “Merger”), with B2B and Fintech continuing as the surviving corporations in the Merger and wholly owned subsidiaries of Legacy AGBA, upon the closing of the transactions contemplated therein. In connection with the closing of the Merger on November 14, 2022 (the “Closing”), the Issuer filed a Fifth Amended and Restated Memorandum and Articles of Association with the British Virgin Islands Registrar of Corporate Affairs pursuant to which, among other things, the name of Legacy AGBA was changed to AGBA Group Holding Limited.

At the Closing, by virtue of the Merger and without any action on the part of the Issuer, the Merger Subs, Legacy AGBA, TAG, B2B, Fintech or the holders of any of equity securities of B2B and Fintech, each issued and outstanding equity security of B2B and Fintech converted into TAG’s right to direct receipt of an aggregate of 55,500,000 Ordinary Shares of Legacy AGBA (the “Aggregate Stock Consideration”), which includes 1,665,000 holdback Ordinary Shares to be issued on the day following the date that is six months following the Closing (the “Holdback Shares”), in accordance with the terms of the Business Combination Agreement, and Legacy AGBA became the 100% owner of the issued and outstanding securities of each of TAG International Limited and TAG Asia Capital Holdings Limited.

The foregoing description of the Business Combination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and the amendments thereto, copies of which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information in Items 3 of this Schedule 13D is incorporated herein by reference.

The securities reported herein are held for investment purposes.

The Reporting Person intends to review the investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that the Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Ordinary Shares beneficially owned assumes a total of 60,041,986 Ordinary Shares outstanding as of November 14, 2022, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on November 18, 2022.

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in Ordinary Shares during the past 60 days.

(d) No one other than the Reporting Person, or the partners, members, affiliates, or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as directly owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Materials Filed as Exhibits.

99.1	Business Combination Agreement, dated November 3, 2021, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, and incorporated herein by reference).
99.2	Amendment to the Business Combination Agreement, dated November 18, 2021, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, and incorporated herein by reference).
99.3	Amendment No. 2 to the Business Combination Agreement, dated January 4, 2022, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, and incorporated herein by reference).
99.4	Amendment No. 3 to the Business Combination Agreement, dated May 4, 2022, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (filed as Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, and incorporated herein by reference).
99.5	Business Combination Agreement Waiver and Amendment, dated October 21, 2022, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (filed as Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, and incorporated herein by reference).

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete, and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.

TAG Holdings Limited

Date: November 25, 2022	By:	/s/ Shu Pei Huang, Desmond
	Name:	Shu Pei Huang, Desmond
	Title:	Director